MR A SAMPLE < DESIGNATION> SAMPLE STREET SAMPLE TOWN SAMPLE CITY SAMPLE COUNTY AA11 1AA MR A SAMPLE < Designation> Additional Holder 1 Additional Holder 2 Additional Holder 3 Additional Holder 4 Form of Proxy - Annual General Meeting to be held on 30 June 2023 Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions. Explanatory Notes: 1. Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chair, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise their discretion as to whether, and if so how, they vote (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise their discretion as to whether, and if so how, they vote). 2. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar's helpline on 0370 703 6238 or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. 3. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. 4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting. 5. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer's agent (ID number 3RA50) not later than 11.00 am on 28 June 2023. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar's helpline on 0370 703 6238 to request a change of address form or go to www.investorcentre.co.uk to use the online Investor Centre service. 7. Any alterations made to this form should be initialled. 8. The completion and return of this form will not preclude a member from attending the meeting and voting in person. To be effective, all proxy appointments must be lodged with the Company’s Registrars at: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 28 June 2023 at 11.00 am. View the Annual Report online: www.autolus.com/investor-relations Cast your Proxy online...It's fast, easy and secure! www.investorcentre.co.uk/eproxy You will be asked to enter the Control Number, Shareholder Reference Number (SRN) and PIN shown opposite and agree to certain terms and conditions. Additional Holders: ADDITIONAL HOLDER 1 ADDITIONAL HOLDER 2 ADDITIONAL HOLDER 3 ADDITIONAL HOLDER 4 Attendance Card Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation. The Chair of Autolus Therapeutics plc invites you to attend the Annual General Meeting of the Company to be held at The Studio, WestWorks, White City Place, London W12 7FQ on 30 June 2023 at 11.00 am. C0000000000  Shareholder Reference Number Register at www.investorcentre.co.uk - elect for electronic communications & manage your shareholding online! 1245PIN: C0000000000SRN: Control Number: 928611 183722_224182_MAIL/000001/000001/SG625/i12 * 0 0 0 0 0 1 0 1 0 1 0 0 3 0 * 0 0 0 0 0 1

Form of Proxy Please complete this box only if you wish to appoint a third party proxy other than the Chair. Please leave this box blank if you want to select the Chair. Do not insert your own name(s). I/We hereby appoint the Chair of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of Autolus Therapeutics plc to be held at The Studio, WestWorks, White City Place, London W12 7FQ on 30 June 2023 at 11.00 am, and at any adjourned meeting. * For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front). Please mark here to indicate that this proxy appointment is one of multiple appointments being made. I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting. Signature Date In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).  C0000000000 Ordinary Resolutions For Against Vote Withheld 1. To receive and adopt the Company’s accounts for the financial year ended 31 December 2022 and the associated reports of the Directors and auditors (the “2022 Annual Report and Accounts”). 2. To approve the Directors’ remuneration report set out on pages 18 to 41 (inclusive) of the 2022 Annual Report and Accounts. 3. To re-appoint Ernst & Young LLP as auditors of the Company and to authorise the Directors to determine the auditors' remuneration. 4. To re-elect Mr. J Berriman as a Director. 5. To re-elect Dr. K Dhingra as a Director. 6. To re-elect Mr. J Johnson as a Director. 366H 50 OTA * Please use a black pen. Mark with an X inside the box as shown in this example.